THE RBB FUND TRUST 485BPOS

Exhibit 99.(l)(28)

FORM OF PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Hill Investment Group Partners, LLC d/b/a Longview Research Partners (“Hill”), intending to be legally bound, hereby agree with each other as follows:

1. The Trust hereby offers Hill and Hill hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) of the Longview Advantage US Equity ETF and Longview Advantage Expected Return ETF (each, a “Fund” and collectively, the “Funds”) at price per Share equivalent to the net asset value per Share of the Funds as determined on [ ].

2. The Trust hereby acknowledges receipt from Hill of funds in the amount of $[ ] in full payment for the Shares.

3. Hill represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [ ].

The RBB Fund Trust

By:
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer, and Secretary

Hill Investment Group Partners, LLC d/b/a Longview Research Partners

By:
Name:	Matthew Zenz
Title:	Chief Investment Officer